FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-204616
May 8, 2017

PRICING TERM SHEET

GasLog Partners LP

8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units
(Liquidation Preference $25.00 per Unit)

Issuer:	GasLog Partners LP
Securities Offered:	8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units representing limited partner interests in the Partnership (the “Series A Preference Units”).
Number of Units:	5,000,000 Series A Preference Units.
Number of Option Units:	750,000 Series A Preference Units.
Public Offering Price:	$25.00 per unit; $125,000,000 total (assuming no exercise of the underwriters’ option to purchase additional units).
Underwriting Discounts:	$0.7875 per unit; $3,937,500 total (assuming no exercise of the underwriters’ option to purchase additional units).
Maturity Date:	Perpetual (unless redeemed by the issuer on or after June 15, 2027).
Ratings:	The Series A Preference Units will not be rated.
Trade Date:	May 8, 2017
Settlement Date:	May 15, 2017 (T+5)
Liquidation Preference:	$25.00 per Series A Preference Unit, plus accumulated and unpaid distributions.
Distribution Rate:	From and including the Settlement Date to, but excluding, June 15, 2027 (the “Fixed Rate Period”), the distribution rate for the Series A Preference Units will be 8.625% per annum per $25.00 of liquidation preference per share (equal to $2.15625 per annum per share). From and including June 15, 2027 (the “Floating Rate Period”), the distribution rate will be a floating rate equal to three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per share.
Distribution Payment Dates:	The “Distribution Payment Dates” for the Series A Preference Units will be the 15th day of March, June, September and December of each year, commencing on September 15, 2017. The initial distribution on the Series A Preference Units will be paid on September 15, 2017 in an amount equal to $0.71875 per unit. Distributions on the Series A Preference Units will accumulate at a rate of 8.625% per annum per $25.00 stated liquidation preference per Series A Preference Unit.
Optional Redemption:	The Partnership shall have the option to redeem the Series A Preference Units, in whole or in part, on or after June 15, 2027 at the liquidation preference of $25.00 per unit, plus accrued but unpaid distributions.

CUSIP/ISIN:	Y2687W116/MHY2687W116
Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Citigroup Global Markets Inc. Stifel Nicolaus & Company, Incorporated
Co-Managers:	ABN AMRO Securities (USA) LLC BNP Paribas Securities Corp.
Listing:	The issuer intends to file an application to list the Series A Preference Units on the NYSE under the symbol “GLOP PR A” If the application is approved, trading of the Series A Preference Units on the NYSE is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or contacting Morgan Stanley & Co. LLC at Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, UBS Securities LLC at 1-888-827-7275, Citigroup Global Markets Inc. at 1-800-831-9146 or Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.